

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocusPoint Private Capital Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th Floor
(No. and Street)

New York	NY	10117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Szep — 212-887-1207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Conrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocusPoint Private Capital Group, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title



CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report Pursuant to Securities and Exchange Commission Rule 17a5(d)(4).

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)

Statement of Financial Condition
December 31, 2015

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2015

Page(s)



CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a FocusPoint Private Capital Group)

We have audited the accompanying statement of financial condition of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2015. This statement of financial condition is the responsibility of FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	3,573,317
Fee receivable, net		9,476,059
Prepaid expense and other assets		348,885
Investments, at fair value		31,031
Fixed assets, net		19,367
Total assets	$	13,448,659
Liabilities and Equity		
Liabilities:		
Accounts payable and other	$	321,520
Accrued royalty payable		2,319,443
Accrued commissions payable		1,750,193
Deferred rent		135,131
Total liabilities		4,526,287
Commitments and contingencies (see Notes 5 and 7)		
Equity		8,922,372
Total liabilities and equity	$	13,448,659

See accompanying notes to statement of financial condition.

1. Organization

FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company"), formally known as Forbes Private Capital Group, changed its name on May 24, 2015. The Company was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

On January 1, 2015, the Company discontinued operations of its wholly-owned subsidiary, FPCG UK LTD.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fee Receivable
Fee receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. If the financial condition of customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for doubtful accounts was $1,238,333 at December 31, 2015.

2. Summary of Significant Accounting Policies (Continued)

Valuation of Investments and Valuation Processes
The Company holds investments in private equity funds, which are stated at fair value in the statement of financial condition in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement*. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about the fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FASB ASC 820, which prioritized the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Fixed Assets
Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue Recognition
The Company recognizes revenues in accordance with FASB ASC 605, *Revenue Recognition*, which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is assessed as probable. Advisory and placement fees are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Fees receivable include reimbursable expenses allowed under the terms of advisory service agreements.

Deferred Rent Expense
The difference between rent expense and the rent paid is recorded as "Deferred rent" in the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2015, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2012 and forward (with limited exceptions).

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy in accordance with US GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's non-recurring assets measured at fair value as of December 31, 2015:

Level 1	Level 2	Level 3	Total
$ 6,031	$ -	$25,000	$ 31,031

At December 31, 2015, Level 1 securities are quoted using active markets and Level 3 investments are carried at cost, which approximates fair value, as the entity has not begun operations.

3. Fair Value Measurements (Continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2015 were as follows:

	Private investment companies
Beginning balance, December 31, 2014	$ 1,125,778
Gain on investments	69,426
Purchases [1]	61,100
Distributions to Parent	(1,213,906)
Returns of capital from investments	(11,367)
Transfer to Level 1	(6,031)
Ending balance, December 31, 2015	$ 25,000

[1] Investments received for satisfaction of outstanding placement fees were $36,100. Cash investments totaled $25,000.

The investments in private investment companies are valued as a practical expedient, utilizing asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with US GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available. The Company considers other factors in addition to the net asset valuation, such as features of investments, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in determination of the fair value.

Investments in private equity funds are included in Level 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or if it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

4. Fixed Assets

Details of fixed assets are as follows:

Furniture and equipment	$ 17,523
Leasehold improvements	13,840
	31,363
Less: accumulated depreciation	(11,996)
	$ 19,367

5. License

On May 24, 2010, the Company entered into a Trademark License Agreement with Forbes Financial Services, LLC ("Forbes") to obtain permission from Forbes to utilize the name of FORBES in its business operations and paid Forbes $500,000. The License Agreement requires the Company to pay Forbes a license fee (the "Royalty") based on collections. The license is fully amortized, and the agreement was not renewed. The royalty rate up until May 24, 2015 (the expiration date) was 12%. As of December 31, 2015, the Company had an accrued liability of $2,319,443 that is contingent on collections.

6. Concentrations

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2015.

The Company transacts business with a limited number of parties. Accounts receivable from one customer totaled approximately $2,105,000 at December 31, 2015.

7. Commitments and Contingencies

Operating Lease

The Company leases two office spaces under non-cancellable lease agreements. The lease for the New York office expires on May 30, 2019, and the lease for the Connecticut office expires on November 30, 2017. The future minimum annual payments under these agreements at December 31, 2015 are:

7. Commitments and Contingencies (Continued)

Year ending December 31:	Total Commitments
2016	$ 385,956
2017	387,703
2018	367,489
2019	184,968
	$ 1,326,116

The minimum annual rents are subject to escalation based on increases in real estate taxes and certain operating costs incurred by the lessor. The Company also has security deposits aggregating $177,060 relating to the leases.

Legal

The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's operations or financial condition.

In August 2014, a former employee of the Company filed a claim for arbitration before FINRA for alleged breach of contract and various alleged New York Labor Law violations. The claim seeks damages in the amount of $500,000 plus attorneys' fees. On October 30, 2014, the Company filed its answer denying all of the former employee's claims. In September 2015, the Company entered into a settlement and release agreement with the former employee, ending the arbitration. Among other things, the settlement provided that the Company pay the former employee the sum of $137,200 in full and final satisfaction of the former employee's claims, for which the Company received a full release.

In October 2014, a former employee of the Company filed a claim for arbitration before FINRA against the Company seeking damages in the amount of $1.5 million for alleged unpaid commissions and wages, based on claims for breach of contract, negligent misrepresentation, unjust enrichment, and interference with a business relationship. The Company filed its answer on January 9, 2015, denying all of the former employee's claims. In November 2015, the Company entered into a settlement and release agreement with the former employee, ending the arbitration. Among other things, the settlement provided that the Company pay the former employee the sum of $417,000 in full and final satisfaction of the former employee's claims, for which the Company received a full release.

The Company has been named as a defendant in a case alleging discriminatory conduct while employed by the former parent (G2) of the Company. This former employee is seeking compensatory damages in an amount to be determined at trial for lost wages, salary, commissions and employment benefits, amongst other claims. Pursuant to an agreement between the Company and G2, G2 is handling the defense of this mater and the Company is fully indemnified by G2 for all legal fees and any adverse judgment. Accordingly, no adjustment has been made in the Company's accompanying statement of financial condition for this claim.

7. Commitments and Contingencies (Continued)

In January 2013, a former client of the Company filed an action in which the client sought a declaration from the Court that it had not breached its engagement letter with the Company. In March 2013, the Company filed a counterclaim alleging it is entitled to its placement fee, attorney's fees, and costs. On October 27, 2014, the Company received a judgment in its favor in the amount of $863,853. Both the Company and the client have filed appeals to the judgment. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential financial impact, if any. Accordingly, no adjustment has been made in the Company's accompanying financial statements because of this judgement.

8. Related Parties

A customer of the Company is also a member of the Parent. The receivable at year end was $1,916,997.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,289,810, which exceeded the required net capital minimum by $1,006,097.

10. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of the issuance of the financial statements requiring recognition or disclosure in the financial statements.